FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305
(404) 240-1504

February 4, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Justin Dobbie

Re:	Fidelity Southern Corporation (CIK No. 0000822662) Form S-3 Registration Statement No. 333-156812
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on February 6, 2009 or as soon thereafter as practicable.
     We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact our counsel, Lauren Brown, of Bryan Cave LLP at (404) 572-6769 if you have any questions concerning this request.

Sincerely, FIDELITY SOUTHERN CORPORATION
By:	/s/ Stephen H. Brolly
Stephen H. Brolly
Chief Financial Officer